United States securities and exchange commission logo





                           April 14, 2021

       Wang Min
       Chief Executive Officer, President, Secretary, Treasurer, and Director YCQH Agricultural Technology Co. Ltd
       No. 1408, North District, Libao Building, Kehua North Road No. 62 Wuhou District, Chengdu, Sichuan Province, China 610042

                                                        Re: YCQH Agricultural
Technology Co. Ltd
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 1, 2021
                                                            File No. 333-252500

       Dear Ms. Min:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 23, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed April 1,
2021

       PLAN OF DISTRIBUTION, page 22

   1. We note your response to prior comment 8. Please discuss how Ms. Wang Min will determine whether to
sell shares on behalf of the company or her own account when presented with a
selling opportunity.
 Wang Min
FirstName   LastNameWang   Min Co. Ltd
YCQH Agricultural    Technology
Comapany
April       NameYCQH Agricultural Technology Co. Ltd
       14, 2021
April 214, 2021 Page 2
Page
FirstName LastName
       You may contact David Burton at 202-551-3626 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Celeste Murphy at 202-551-3257 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Matthew McMurdo, Esq.